

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   June 28, 2017

<u>Via Email</u>
Matthew P. Wagner
Chief Executive Officer
Pacwest Bancorp
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212

>   **Re: Pacwest Bancorp**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-36408**

Dear Mr. Wagner:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services